MONTANA
NORTH DAKOTA
MINNESOTA
SOUTH DAKOTA
WYOMING
IDAHO
NEVADA
UTAH
COLORADO
ARIZONA
NEW MEXICO
Missoula
Helena
Butte
Billings
Bismarck
Fargo
Grand Forks
Duluth
Minneapolis
Rapid City
Casper
Cheyenne
Fort Collins
Denver
Pueblo
Salt Lake City
Provo
Boise
Pocatello
Las Vegas
Flagstaff
Santa Fe
Albuquerque
Amarillo
Lubbock
Roswell
Phoenix
Houston

Western Refining

NORTHERN TIER

Western Refining Logistics

Simmons & Company
16
th
Annual
Energy
Conference
March 3, 2016
Filed by Western Refining, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Northern Tier Energy LP
Form S-4 File No.: 333-209031
On March 3, 2016, Western Refining, Inc. made available on its website the following presentation, which it will present later that day at the
Simmons
&
Company
16
th
Annual
Energy
Conference.

Western Refining Northern Tier Western Refining Logistics

Cautionary Statements
This presentation includes “forward-looking statements” by Western Refining, Inc. (“Western” or “WNR”) which are protected as forward-looking statements under the Private Securities Litigation
Reform Act of 1995.  The forward-looking statements reflect Western’s current expectations regarding future events, results or outcomes.  Words such as “anticipate,” “assume,” “believe,” “budget,”
“continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “potential,” “predict,” “project,” “strategy,” “will,” “future” and similar terms and phrases are used to identify forward-looking statements.  The forward-looking statements contained herein include statements related to, among other things: Western’s and Northern Tier Energy LP’s (“NTI”) plans and expectations with respect to the merger, including the anticipated closing date, financing of the merger, the likelihood of completion of the merger including the satisfaction of closing conditions, and approval of the merger at a special meeting of the NTI unitholders; the anticipated benefits of the merger including the merger resulting in a simplified organizational structure that facilitates easier-
to-understand financial reporting and valuation of equity, diversified asset base with pipeline access to advantaged crude oil combined with strong refined product regions, financial and operational synergies, flexibility for potential NTI logistics assets drop-downs to Western Refining Logistics, LP (“WNRL”), and lower cost of capital and more competitive acquisition currency; growth opportunities including refining and logistics growth platforms and enhancements to refining profitability and expansion of logistics footprint; gross margin improvement at the El Paso refinery including the crude oil substitution process and its expected additional gross margin, the ability of this process to result in better economics and improved gas/diesel yield, and the ability of Four
Corners crude oil to provide further economics and mitigate exposure to the Midland/Cushing crude oil differential; the El Paso refinery crude oil slate; crude oil prices; St. Paul Park organic projects such as the replacement of the crude unit desalters, modification to the crude unit/hydrotreater and solvent deasphalter and the anticipated capital expenditure and estimated EBITDA for such projects; potential expansion of the El Paso refinery including its anticipated timing, expected increase to throughput capacity and the drivers for such project; potential WNR and NTI logistics asset sales to WNRL including the estimated annual EBITDA from such sales which may include economics associated with crude oil throughput on the TexNew Mex pipeline above 13,000 bpd, Bobcat crude oil pipeline, proposed pipeline from Wink, Texas to Crane, Texas, Jal/Wingate/Clearbrook crude oil and liquefied petroleum gas (“LPG”) storage and rail logistics, and NTI traditional logistics assets including storage tanks, terminals, pipelines and trucking operations; capital allocation discipline including reinvestment in businesses to grow EBITDA / cash flows and the efficient capital structure; WNR’s ability to continue to grow dividends and return cash to shareholders; and other investment considerations including attractive geographies with pipeline access to advantage crude oil production, integrated distribution network with a fully integrated crude oil pipeline system to serve refineries, a refined product distribution to wholesale end-user, and an extensive retail network. These statements are subject to the risk that the merger is not consummated at all, including due to the inability of Western or NTI to obtain all approvals necessary or the failure of other closing conditions, as well as to the general risks inherent in Western’s and NTI’s businesses and the merged company’s ability to compete in a highly competitive industry.  Such expectations may or may not be realized and some expectations may be based upon assumptions or judgments that prove to be incorrect.  In addition, Western’s business and operations involve numerous risks and uncertainties, many of which are beyond Western’s control, which could materially affect its financial condition, results of operations and cash flows and those of the merged company. Additional information relating to the uncertainties affecting Western’s businesses is contained in its filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements are only as of the date made, and Western does not undertake any obligation to (and each expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.
Important Notice to Investors
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer or solicitation is unlawful.  Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, pursuant to a registration statement filed with the SEC.
The proposed acquisition will be submitted to NTI’s unitholders for their consideration. On January 19, 2016, Western filed a registration statement on Form S-4 with the SEC that included a preliminary prospectus of Western and a preliminary proxy statement of NTI.  Western and NTI will also file other documents with the SEC regarding the proposed transaction, including a definitive prospectus and proxy statement. INVESTORS AND SECURITY HOLDERS OF NTI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT
WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about Western and NTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Western will be available free of charge on Western’s website at www.wnr.com under the “Investor Relations” section or by contacting Western’s Investor Relations Department at (602) 286-1530.  Copies of the documents filed with the SEC by NTI will be available free of charge on NTI’s website at www.northerntier.com under the “Investors” section or by contacting NTI’s Investor Relations Department at (651) 769-6700.
Participants in Solicitation Relating to the Merger
Western, NTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NTI in connection with the proposed transaction. Information about the directors and executive officers of Western is set forth in the Proxy Statement on Schedule 14A for Western’s 2015 annual meeting of shareholders, which was filed with the SEC on April 22, 2015. Information about the directors and executive officers of the general partner of NTI is set forth in the 2015 Annual Report on Form 10-K for NTI, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Western Refining
Northern Tier
Western Refining Logistics

Investment Considerations
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Geographies
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Dividends/ special dividends
Share repurchase program
Efficient capital structure
Capital
Allocation
Discipline
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Geographies
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Dividends/ special dividends
Share repurchase program
Efficient capital structure
Capital
Allocation
Discipline

Western Refining
Northern Tier
Western Refining Logistics

WNR/NTI Strategic Combination
On December 21, 2015, WNR and Northern Tier Energy announced a merger on the following terms:
Key benefits of the combination:
Diversified asset base with pipeline access to advantaged crude oil combined with strong refined product regions
$10+ million in identified potential financial/operational synergies
Facilitates easier-to-understand financial reporting and valuation of equity
Provides more flexibility around pace of NTI logistic asset drop-downs to WNRL
Expected lower cost of capital and more competitive acquisition currency
Transaction expected to close in 1H 2016
WNR Shares per NTI Unit
0.2986
WNR Price (Oct 23,2015)
44.68
$
Equity Value per NTI Unit
13.34
$
Cash per NTI Unit
15.00
$
Implied Consideration
28.34
$
Premium to NTI 20-day Undisturbed VWAP Price (10/23)
18%

Western Refining Northern Tier Western Refining Logistics

Organizational Structure
•
$300mm Revolving Credit
Facility
•
$300 mm Senior Unsecured
Notes due February 2023
Northern Tier Energy
LLC
Northern Tier Energy LLC
Operating Subs
Western Refining
Logistics
Operating Subs
Western Refining
Logistics, LP
•
$500mm Revolving Credit
Facility
•
$350 mm Senior Secured
Notes due November 2020
Western Refining, Inc.
Western
Refining, Inc.
Operating Subs
•
$900mm Revolving Credit Facility
•
$530 mm Senior Secured Term Loan due
November 2020
•
$350 mm Senior Unsecured Notes due
April 2021
Public
Unitholders
38.4% Limited Partner Interest
100% of General Partner
66.4% Limited Partner Interest
100% of General Partner
Public
Unitholders
Public
Stockholders
33.6% LP
Interest
61.6% LP
Interest
Northern Tier
Holdings LLC
WNRL Finance
Corp.
Note: Debt levels shown are at face value, exclude unamortized financing costs and premiums

CA
CO
AZ
TX
MN
SD
WI

Western Refining

Northern Tier

Western Refining Logistics

Diversified Asset Base
WNR/
WNRL
Combined
with
NTI
Refineries
2
3
Capacity
(bpd)
156,000
253,800
Basin
Exposure
Permian,
Four
Corners
Bakken, Canada,
Permian,
Four
Corners
Retail Stores
1
258
535
Pipelines
(miles)
2
725
1,025
Storage
(mm bbls)
8.2
12.0
1
Includes 109 NTI franchised SuperAmerica
Stores.
2
NTI has a 17% interest in the Minnesota Pipeline.
Bakken
Formation
Permian
Basin
San Juan
Basin
El Paso
Gallup
St. Paul
Park
Clearbrook
Phoenix
Los Angeles
WNR/WNRL/NTI Pipelines
2
Crane
Mason
Station
Wink

CA
AZ
CO
NM
MN
SD
WI
Las Vegas
Calnev
Colton
Kinder Morgan
San Diego
Flagstaff
Phoenix
Tuscon
Kinder Morgan
Bloomfield
Gallup
Albuquerque
West Emerald
Colorado Springs
ConocoPhillips/Valero
Valero
ConocoPhillips/Valero
Amarillo
Navajo
Plains
Valero
Valero
Lubbock
El Paso
HEP
Artesia
Juarez
HEP
Midland
Magellan
Crane
Odessa
Abilene
Orion
Wichita Falls
Williams
Corsicana
Dallas
Explorer
Orion
Austin
Houston
Gul
Chihuahua
Pemex
Mexico

Western Refining

Northern Tier

Western Refining Logistics

Attractive Refined Product Locations
WNR/NTI Refinery
Third-Party Refinery
Third party Product Pipeline
7
Gulf Coast
(28)
Wichita
Falls
Midland
Dallas
Cadereyta
Abilene
Houston
Mexico
Chihuahua
Austin
Colorado Springs
Albuquerque
Flagstaff
Tuscon
Odessa
Lubbock
Artesia
Bloomfield
Los Angeles
Area
Las Vegas
Colton
San Diego
Amarillo
Juarez
Crane
(2)
(6)
Phoenix
Williams
Magellan Pipeline System
Chicago
Area
St. Paul
Park
Gallup
El Paso

$/bbl
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
NTI
WNR - Gallup
TSO - California
VLO - West Coast
TSO - Mid Con
PSX - Western/Pacific
HFC - Rocky Mountain
WNR - El Paso
HFC - Southwest
MPC
PSX - Central Corridor
CVR - Wynnewood
ALJ - Big Spring
HFC - Mid Con
CVR - Coffeyville
VLO - Mid Cont
PBF - Mid Con
VLO - USGC
TSO - Pacific NW
VLO - North Atl
DK - Tyler, Texas Refinery
PSX - Atlantic...
PSX - USGC
PBF - East Coast
PBF - GC (Chalmette)
DK - El Dorado, Arkansas...
ALJ - Krotz

$/bbl
$25
$20
$15
$10
$5
$-
TSO - Mid Con
WNR - El Paso
NTI
ALJ - Big Spring
WNR - Gallup
HFC - Rocky Mountain
DK - Tyler, Texas Refinery
PSX - Central Corridor
HFC - Southwest
MPC
PBF - Mid Con
VLO - Mid Cont
CVR - Coffeyville
CVR - Wynnewood
HFC - Mid Con
VLO - USGC
PBF - East Coast
TSO - California
DK - El Dorado, Arkansas...
VLO - North Atl
TSO - Pacific NW
PSX - Atlantic...
PSX - Western/Pacific
VLO - West Coast
PSX - USGC
ALJ - Krotz

Independent Refiners
Gross Margin Comparison
Source:  Company Filings
Western and NTI have top quartile refineries
FY 2015 Gross Margin Per Throughput Barrel
FY 2014 Gross Margin Per Throughput Barrel

$/bbl
Q110
Q210
Q310
Q410
Q111
Q211
Q311
Q411
Q112
Q212
Q312
Q412
Q113
Q213
Q313
Q413
Q114
Q214
Q314
Q414
Q115
Q215
Q315
Q415

Western Refining
Northern Tier
Western Refining Logistics

El Paso refinery historically
processed primarily "common
stream" barrel
Over past 2-3 years, Delaware Basin
crude oil has primarily replaced
common stream barrel
Better economics
Improved gas/diesel yield
Four Corners crude oil provides
further economics for El Paso
Mitigates exposure to Midland/
Cushing crude oil differential
Crude oil substitution process
expected to add $20-$25 million in
annual El Paso refinery gross margin
by Q1 2017 compared to Q2 2015
1
Assumes $45 crude oil price
Growth Opportunities
El Paso Gross Margin Improvement
El Paso Refinery Gross Margin/Bbl
vs Crude Differentials
El Paso Refinery Crude Oil Slate
68%
12%
82%
81%
20%
18%
19%
0%
20%
40%
60%
80%
100%
Q2 11
Q4 15
Q1 17E
Common Stream
Advantaged Crude Oil
WTS
128,000
bpd
122,399
bpd
122,785
bpd
1
$(5)
$-
$5
$10
$15
$20
$25
$30
$35
$40
El Paso Refinery Gross Margin per Barrel
Brent-WTI Diff
Cushing-Midland Diff

Growth Opportunities
Refinery Investments
Project
Capital
($ mm)
Est EBITDA
($ mm)
Replace Crude Unit
Desalters
$
30
$
22
Crude Unit/Hydrotreater
Modification
19
10
Solvent
Deasphalter
63
27
$
112
$
59
St. Paul Park organic projects
Potential El Paso expansion
Concurrent with 2017 planned maintenance turnaround
Increase capacity by 10,000 –
15,000 barrels per day
Driven by access to advantaged shale crude oil and increasing Mexico import demand
-5
0
5
10
15
20
25
30
35
Jan-10
Jul-10
Jan-11
Jul-11Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
$/bbl
Historic Incremental Crude Margins
Syncrude
& North Dakota Light
Syncrude
North Dakota Light
Avg Syncrude
Avg North Dakota Light

Western Refining
NORTHERN TIER
Western Refining Logistics

Growth Opportunities
WNR/NTI Potential Logistics Sales to WNRL
Project
Description
TexNew Mex
Crude Oil Pipeline
(WNR)
Economics associated with crude oil throughput on TexNew Mex pipeline above 13,000 bpd (TexNew Mex Units)
Bobcat Crude Oil
Pipeline
(WNR)
40 mile crude oil pipeline flowing from Mason Station, TX to Wink, TX plus two crude oil terminals
Wink to Crane
Crude Oil Pipeline
(WNR)
Proposed ~60 mile crude oil pipeline connecting Wink Jackrabbit
Station to  Crane, TX
Jal / Wingate /
Clearbrook
(WNR)
Crude oil and LPG storage; rail logistics
Northern Tier
(Traditional
Logistics)
Storage tanks / Terminals / Pipelines / Trucking
$100 -
$125 mm annual EBITDA potential

Dividend per Share
70% CAGR
Dividend Amount (thousands)

Western Refining
Northern Tier
Western Refining Logistics

Capital Allocation Discipline
WNR -
Strong Dividend Growth
Note:  Excludes one-time special dividends
$0.04
$0.08
$0.12
$0.18
$0.22
$0.26
$0.30
$0.34
$0.38
$-
$5,000
$10,000
$15,000
$20,000
$25,000
$30,000
$35,000
$40,000
$-
$0.05
$0.10
$0.15
$0.20
$0.25
$0.30
$0.35
$0.40
Q1
'12
Q2
'12
Q3
'12
Q4
'12
Q1
'13
Q2
'13
Q3
'13
Q4
'13
Q1
'14
Q2
'14
Q3
'14
Q4
'14
Q1
'15
Q2
'15
Q3
'15
Q4
'15
Q1
'16
Dividend per Share
Total Dividend Amount Paid (thousands)

Shareholder Friendly
WNR -
Return of Cash to Shareholders
Share Repurchases
Regular Dividends
Special Dividends
$1.2 billion returned to shareholders since 2013
$305
$553
$234
$111
$0
$100
$200
$300
$400
$500
$600
2013
2014
2015
2016
1
1
Through February 25, 2016

Western Refining
Northern Tier
Western Refining Logistics

Investment Considerations
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Geographies
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Dividends/ special dividends
Share repurchase program
Efficient capital structure
Capital
Allocation
Discipline
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Geographies
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Dividends/ special dividends
Share repurchase program
Efficient capital structure
Capital
Allocation
Discipline

Western Refining
Northern Tier
Western Refining Logistics

Appendix

Western Refining Northern Tier Western Refining Logistics

WNR Consolidated Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve
Months
Ended
(In thousands)
Consolidated Western Refining, Inc.
Mar 2015
Jun 2015
Sep 2015
Dec 2015
Dec 2015
Net income attributable to Western
$
105,989
$
133,919
$
153,303
$
13,545
$
406,756
Net income (loss) attributed to non-controlling interests
68,979
79,948
64,795
(6,047)
207,675
Interest expense and other financing costs
24,957
27,316
26,896
26,434
105,603
Provision for income taxes
59,437
78,435
92,117
(6,034)
223,955
Depreciation and amortization
49,926
51,143
51,377
52,845
205,291
Maintenance turnaround expense
105
593
490
836
2,024
Loss (gain) and impairments on disposal of assets, net
282
(387)
(52)
208
51
Net change in lower of cost or market inventory reserve
(15,722)
(38,204)
36,795
113,667
96,536
Unrealized loss (gain) on commodity hedging
transactions, net
20,057
22,287
(271)
8,160
50,233
Adjusted EBITDA
$
314,010
$
355,050
$
425,450
$
203,614
$
1,298,124

Western Refining
NORTHERN TIER
Western Refining Logistics

WNR Standalone Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Mar-15
Jun-15
Sep-15
Dec-15
Dec-15
Net income attributable to Western Refining, Inc.
$         55,211
$         74,904
$       102,279
$            9,840
$
242,234
Net income attributable to non-controlling interest
-
-
-
-
-
Interest expense and other financing costs
14,230
14,321
13,960
14,310
56,821
Provision for income taxes
59,234
78,287
92,114
(5,727)
223,908
Depreciation and amortization
25,823
26,891
26,648
26,257
105,619
Maintenance turnaround expense
105
593
490
836
2,024
Loss (gain) on disposal of assets, net
381
69
(6)
176
620
Net change in lower of cost or market inventory reserve
(4,883)
-
-
40,689
35,806
Unrealized (gain) loss on commodity hedging transactions
21,182
22,795
(1,531)
3,024
45,470
Adjusted
EBITDA
1
171,283
217,860
233,954
89,405
712,502
Distributions from WNRL
10,314
10,902
11,628
12,611
45,455
Distributions from NTI
17,455
38,472
42,391
37,047
135,365
Adjusted EBITDA plus distributions
$       199,052
$       267,234
$       287,973
$       139,063
$
893,322
1
See page 19 for definition of
Adjusted
EBITDA

Western Refining
Northern Tier
Western Refining Logistics

NTI Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Mar-15
Jun-15
Sep-15
Dec-15
Dec-15
Net income attributable to Western Refining, Inc.
$         40,638
$         48,490
$         40,117
$
(6,141)
$            123,104
Net income attributable to non-controlling interest
63,796
74,558
59,209
(11,043)
186,520
Interest Expense
6,763
6,747
6,732
5,433
25,675
Income Tax Provision (Benefit)
-
-
-
-
-
Depreciation and Amortization
19,365
19,515
19,746
20,111
78,737
Maintenance turnaround expense
-
-
-
-
-
Loss on extinguishment of debt
-
-
-
-
-
Loss (gain) on disposal of assets, net
(15)
(296)
(33)
53
(291)
Net change in lower of cost or market inventory reserve
(10,839)
(38,204)
36,795
72,978
60,730
Unrealized (gain) loss on commodity hedging transactions
(1,125)
(508)
1,260
5,136
4,763
Adjusted
EBITDA
1
$
118,583
$
110,302
$      163,826
$
86,527
$
479,238
1
See page 19 for definition of
Adjusted
EBITDA

Adjusted EBITDA
The
tables
on
the
previous
pages
reconcile
net
income
to
Adjusted
EBITDA
for
the
periods
presented.
Adjusted EBITDA represents earnings before interest expense and other financing costs, amortization of loan fees, provision for income taxes, depreciation, amortization, maintenance turnaround expense and certain other non-cash income and expense items. However, Adjusted EBITDA is not a recognized measurement under United States generally accepted accounting principles ("GAAP"). Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes, the accounting effects of significant turnaround activities (that many of our competitors capitalize and thereby exclude from their measures of EBITDA) and certain non-cash charges that are items that may vary for different companies for reasons unrelated to overall operating performance.
Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for significant turnaround activities, capital expenditures or contractual commitments;
•
Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and
•
Adjusted EBITDA, as we calculate it, may differ from the Adjusted EBITDA calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure.
Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using
Adjusted EBITDA only supplementally.

Western Refining
Northern Tier
Western Refining Logistics

WNRL EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Mar-15
Jun-15
Sep-15
Dec-15
Dec-15
Net income attributable to Western Refining, Inc.
$        10,140
$        10,525
$        10,907
$          9,846
$                41,418
Net income attributable to non-controlling interest
5,183
5,390
5,586
4,996
21,155
Interest expense and other financing costs
3,964
6,248
6,204
6,691
23,107
Provision for income taxes
203
148
3
(307)
47
Depreciation and amortization
4,738
4,737
4,983
6,477
20,935
Loss (gain) on disposal of assets, net
(84)
(160)
(13)
(21)
(278)
EBITDA
1
$        24,144
$        26,888
$        27,670
$        27,682
$           106,384
1
See page 21 for definition of
EBITDA

EBITDA
We define EBITDA as earnings before interest expense and other financing costs, provision for income taxes and depreciation and amortization. We define Distributable Cash Flow as EBITDA plus the change in deferred revenues, less debt interest accruals, income taxes paid, maintenance capital expenditures and distributions declared on our TexNew
Mex units.
EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•
EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and
•
EBITDA, as we calculate it, may differ from the EBITDA calculations of our affiliates or other companies in our industry, thereby limiting its usefulness as a comparative measure.
EBITDA and Distributable Cash Flow are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:
•
our operating performance as compared to those of other companies in the midstream energy industry, without regard to financial methods, historical cost basis or capital structure;
•
the ability of our assets to generate sufficient cash to make distributions to our unitholders;
•
our ability to incur and service debt and fund capital expenditures; and
•
the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.
Distributable Cash Flow is also a quantitative standard used by the investment community with respect to publicly traded partnerships because the value of a partnership unit is, in part, measured by its yield. Yield is based on the amount of cash distributions a partnership
can pay to a unitholder.
We believe that the presentation of these non-GAAP measures provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA and Distributable Cash Flow is net income attributable to limited partners. These non-GAAP measures should not be considered as alternatives to net income or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income attributable to limited partners. These non-GAAP measures may vary from those of other companies. As a result, EBITDA and Distributable Cash Flow as presented herein may not be comparable to similarly titled measures of other companies.